EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *ESI LP, Inc.
                ESI Doswell GP, Inc.
                    *Doswell I, Inc.
                        Doswell Limited Partnership

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *ESI Hawkeye Power, LLC
                    Hawkeye Power Partners, LLC

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Gray County Wind, LLC
                    Gray County Wind Energy, LLC

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Lake Benton Acquisitions, LLC
                    Lake Benton Power Partners II, LLC

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Paris GP, Inc.
                *FPL Energy Paris LP, LLC
                    Lamar Power Partners, L.P.

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *ESI West Texas Energy, Inc.
                *ESI West Texas Energy LP, LLC
                    West Texas Wind Energy Partners, LP

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         *FPL Energy Maine, Inc.
            FPL Energy Maine Hydro LLC
            FPL Energy Wyman LLC
            FPL Energy Wyman IV LLC (61.7831%)
            FPL Energy Mason LLC
            FPL Energy Cape, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *FPL Energy MH50 GP, LLC
            *FPL Energy MH50 LP, LLC
               FPL Energy MH50, LP

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *ESI Vansycle GP, Inc.
            *ESI Vansycle LP, Inc.
               ESI Vansycle Partners, LP

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         *ESI Energy, LLC
            FPL Energy Vansycle LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *Badger Windpower Holdings, LLC
               Badger Windpower, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *FPL Energy Pecos Wind I GP, LLC
            *FPL Energy Pecos Wind I LP, LLC
               FPL Energy Pecos Wind I, LP
            *FPL Energy Pecos Wind II GP, LLC
            *FPL Energy Pecos Wind II LP, LLC
               FPL Energy Pecos Wind II, LP

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
               *FPL Energy Upton Wind I GP, LLC
               *FPL Energy Upton Wind I LP, LLC
                FPL Energy Upton Wind I, LP
               *FPL Energy Upton Wind II, GP, LLC
               *FPL Energy Upton Wind II LP, LLC
                FPL Energy Upton Wind II, LP
               *FPL Energy Upton Wind III GP, LLC
               *FPL Energy Upton Wind III LP, LLC
                FPL Energy Upton Wind III, LP
               *FPL Energy Upton Wind IV GP, LLC
               *FPL Energy Upton Wind IV LP, LLC
                FPL Energy Upton Wind IV, LP

* denotes direct ownership interest in the EWG.